

SEC ISSION

07002736


MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH, D.C.
213
SECTION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67111 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bandon Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Maiden Lane, 4th Floor
(No. and Street)

| San Francisco | CA | 94108 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company, P.C.
(Name – *if individual, state last, first, middle name*)

3150 Highway 278 NE, Suite 105, Covington, GA 30014
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 7 2007
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Shawn K. O'Neill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bandon Partners, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JAMES E. SWANSON
COMM. # 1708872
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Commission Expires
December 5, 2010


Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BANDON PARTNERS, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2006 AND INDEPENDENT
AUDITORS' REPORT

***Wade J Bowden & Company, P.C.***

# BANDON PARTNERS, LLC

## Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

# INDEPENDENT AUDITORS' REPORT

To the Member and Directors
BANDON PARTNERS, LLC

We have audited the accompanying statement of financial condition of Bandon Partners, LLC as of December 31, 2006 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bandon Partners, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company

Atlanta, Georgia
February 12, 2007

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

# BANDON PARTNERS, LLC

**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2006**

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash | $ | 54,024 |
| Reimbursable client expenses | | 15,842 |
| Total current assets | | 69,866 |
| **FURNITURE AND EQUIPMENT** | | 4,038 |
| Less accumulated depreciation | | (577) |
| Furniture and equipment - net | | 3,461 |
| TOTAL | $ | 73,327 |

## LIABILITY AND MEMBER'S EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITY -** | | |
| Accounts payable and accrued expenses | $ | 9,593 |
| Total liabilities | | 9,593 |
| **MEMBER'S EQUITY** | | 63,734 |
| TOTAL | $ | 73,327 |

See Independent Auditors' Report and
Notes to Financial Statements.

# BANDON PARTNERS, LLC

## STATEMENTS OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| **REVENUES:** | | |
| Consulting | $ | 24,996 |
| Placement | | 20,000 |
| Total | | 44,996 |
| **EXPENSES:** | | |
| Travel | | 13,358 |
| Legal and professional fees | | 8,259 |
| Meals and entertainment | | 5,530 |
| Office | | 5,478 |
| Auto | | 5,216 |
| Computer supplies | | 4,914 |
| Rent | | 3,300 |
| Licenses and permits | | 2,755 |
| Conferences and seminars | | 2,250 |
| Telephone | | 1,971 |
| Depreciation | | 577 |
| Insurance | | 368 |
| Internet service provider | | 270 |
| Dues and subscriptions | | 209 |
| Gifts | | 124 |
| Bank charges | | 10 |
| Total expenses | | 54,589 |
| **NET LOSS** | | (9,593) |
| **MEMBER'S CONTRIBUTIONS** | | 73,327 |
| **MEMBER'S EQUITY, DECEMBER 31** | $ | 63,734 |

See Independent Auditors' Report and
Notes to Financial Statements.

# BANDON PARTNERS, LLC

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| **OPERATING ACTIVITIES:** | | |
| Net loss | $ | (9,593) |
| Adjustments to reconcile net income to net loss net cash used by operating activities: | | |
| Depreciation and amortization | | 577 |
| Increase in reimbursable client expenses | | (15,842) |
| Increase in accounts payable and accrued liabilities | | 9,593 |
| Net cash used by operating activities | | (15,265) |
| **INVESTING ACTIVITY - Purchase of furniture and equipment** | | (4,038) |
| **FINANCING ACTIVITY - member contributions** | | 73,327 |
| **NET INCREASE IN CASH** | | 54,024 |
| **CASH AT BEGINNING OF YEAR** | | - |
| **CASH AT END OF YEAR** | $ | 54,024 |

See Independent Auditors' Report and
Notes to Financial Statements.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Bandon Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the National Association of Securities Dealers (NASD) on January 23, 2006. The Company is located in San Francisco, California. The Company was organized as a California limited liability company (LLC).

Basis of Presentation

The firm engages in the business of structuring private placements of both debt and equity securities, on the client's behalf, and acts as a mergers and acquisitions consultant on a fee for service basis.

Income Taxes

The Company is a limited liability company for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when fees are billed to clients for services rendered, and has determined the fees to be collectible.

## 2. COMMISSIONS

In December, 2006, the Company was contracted by Azul Systems to provide strategic planning and consulting services to the management and board of directors of Azul. The Company earned $24,966 as a result of this contract for the year ended December 31, 2006. The contract runs through June, 2007 calling for monthly payments for services of $4,166 per month.

In September 2006, the Company entered into a placement agency agreement with Skyrider, Inc. to introduce its client to potential qualified investors to purchase units consisting of shares of the preferred stock of Skyrider. The terms of the agreement called for a one time cash payment of $20,000 at the initial closing of the sale of Placed Securities. The agreement also called for Skyrider to reimburse the Company for its reasonable out-of-pocket expenses, not to exceed $10,000. The contract was completed as of December 31, 2006 and all amounts due the Company were paid.

As of December 31, 2006, consulting clients owe $15,842 in unreimbursed expenses and is reported on the statement of financial condition. The expenses are for travel and other incidental expenses that are billed to, and collected from, clients.

## 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $44,091, which was $39,091 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 22%.

## 4. RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued expenses on the statement of financial condition is $2,246 due to the member for client costs expended from his personal funds.

During 2006, the member contributed $73,327 to the Company for operating capital and is reflected on the statement of member's equity.

## 5. EXEMPTIVE PROVISION

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. The Company does not hold funds or securities for, or owe money or securities to, customers.

# BANDON PARTNERS, LLC

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

| | SCHEDULE 1 |
|---|---|
| **TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL** | $ 63,734 |
| **DEDUCTIONS AND/OR CHARGES:** | |
| Nonallowable assets: | |
| Furniture and equipment - net | (3,461) |
| Reimbursable client expenses | (15,842) |
| CRD account | (340) |
| **NET CAPITAL** | $ 44,091 |
| **AGGREGATE INDEBTEDNESS -** | |
| Accounts payable and accrued liabilities | 9,593 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -** | |
| Minimum dollar net capital requirement | 5,000 |
| Excess net capital | $ 39,091 |
| Excess net capital at 1,000 percent | 43,132 |
| Percentage of aggregate indebtedness to net capital | 22% |

There is no difference in the above computation and the Company's net capital, as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2006. Note the $1 difference is due to rounding differences.

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

## REPORT ON INTERNAL CONTROL

### REQUIRED BY
### SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
### FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
### (SEC) RULE 15C3-3

To the Member and Directors
BANDON PARTNERS, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Bandon Partners, LLC (the "Company"), as of and for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or *aggregate debits) and net* capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions *are executed in accordance* with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J. Bowden & Company

Atlanta, Georgia
February 12, 2007



END